# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hudson Global, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001774802

## Reporting persons
- Mink Brook Partners LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 137,246; sole dispositive power 0; shared dispositive power 137,246; aggregate amount beneficially owned 137,246 (5% of the class)
  Comment: (1) This percentage is calculated based upon 2,755,735 shares outstanding as of 7/14/25 disclosed in its recent Merger Proposal proxy vote
- Mink Brook Opportunity Fund LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 137,250; sole dispositive power 0; shared dispositive power 137,250; aggregate amount beneficially owned 137,250 (5% of the class)
  Comment: (1) This percentage is calculated based upon 2,755,735 shares outstanding as of 7/14/25 disclosed in its recent Merger Proposal proxy vote
- Mink Brook Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 274,496; sole dispositive power 0; shared dispositive power 274,496; aggregate amount beneficially owned 274,496 (10% of the class)
  Comment: (1) This percentage is calculated based upon 2,755,735 shares outstanding as of 7/14/25 disclosed in its recent Merger Proposal proxy vote
- William Mueller: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 274,496; sole dispositive power 0; shared dispositive power 274,496; aggregate amount beneficially owned 274,496 (10% of the class)
  Comment: (1) This percentage is calculated based upon 2,755,735 shares outstanding as of 7/14/25 disclosed in its recent Merger Proposal proxy vote
- Mink Brook Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 274,496; sole dispositive power 0; shared dispositive power 274,496; aggregate amount beneficially owned 274,496 (10% of the class)
  Comment: (1) This percentage is calculated based upon 2,755,735 shares outstanding as of 7/14/25 disclosed in its recent Merger Proposal proxy vote

## Item 1. Issuer
Name of issuer: Hudson Global, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, CONNECTICUT, 06870.

## Item 2. Person Filing
Name of person filing:
Mink Brook Partners LP
Mink Brook Opportunity Fund LP
Mink Brook Capital GP LLC
William Mueller
Mink Brook Asset Management LLC
Address of principal business office or, if none, residence:
201 Summa Street
West Palm Beach, FL 33405
Citizenship:
Mink Brook Partners LP - Delaware
Mink Brook Opportunity Fund LP - Delaware
Mink Brook Capital GP LLC - Delaware
William Mueller - Florida
Mink Brook Asset Management LLC - Delaware

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025, Mink Brook Partners LP and Mink Brook Opportunity Fund LP held an aggregate of 274,496 shares of the common stock of the Issuer. As the general partner to both Mink Brook Partners LP and Mink Brook Opportunity Fund LP, Mink Brook Capital GP LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP. As the managing member of Mink Brook Capital GP LLC and Mink Brook Asset Management, LLC William Mueller may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Mueller or Mink Brook Capital GP LLC is the beneficial owner of the shares of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.

Mink Brook acquired shares of Hudson Global, Inc. after written permission was obtained by the company on November 20, 2023 to cross the 5% threshold assuming certain conditions are and continue to be met by Mink Brook Asset Management LLC.
Percent of class:
Mink Brook Partners LP - 4.98%
Mink Brook Opportunity Fund LP - 4.98%
Mink Brook Capital GP LLC - 9.96%
William Mueller - 9.96%
Mink Brook Asset Management LLC - 9.96%
Sole power to vote or to direct the vote:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to vote or to direct the vote:
Mink Brook Partners LP - 137,246
Mink Brook Opportunity Fund LP - 137,250
Mink Brook Capital GP LLC - 274,496
William Mueller - 274,496
Mink Brook Asset Management LLC - 274,496
Sole power to dispose or to direct the disposition:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to dispose or to direct the disposition:
Mink Brook Partners LP - 137,246
Mink Brook Opportunity Fund LP - 137,250
Mink Brook Capital GP LLC - 274,496
William Mueller - 274,496
Mink Brook Asset Management LLC - 274,496

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mink Brook Partners LP: /s/ William Mueller, William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (07/29/2025)
- Mink Brook Opportunity Fund LP: /s/ William Mueller, William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (07/29/2025)
- Mink Brook Capital GP LLC: /s/ William Mueller, William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (07/29/2025)
- William Mueller: /s/ William Mueller, William Mueller (07/29/2025)
- Mink Brook Asset Management LLC: /s/ William Mueller, William Mueller, Managing Member, Mink Brook Asset Management LLC (07/29/2025)